02 JUN -6 AM 11:32

ZURICH
FINANCIAL SERVICES

BY COURIER

02034598

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference

Date December 11, 2001

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Successful completion of Converium's public offer.
- "Converium announces IPO price of CHF 82 per share and US$ 24.59 per ADS" dated December 11, 2001.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Habsburg

Irene Klauer

dlw 6/18

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

Successful completion of Converium's public offer

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, December 11, 2001. – Zurich Financial Services announced today the successful completion of the initial public offer of 87.5% of Converium, its former reinsurance arm. Assuming the over-allotment option is exercised, Zurich will no longer hold any equity interest in Converium.

This transaction is a further step towards executing Zurich's strategy, announced in March 2001, to focuse on its core activities. It will also allow the Group to re-deploy its capital to other areas of growth. Zurich expects total gross proceeds of approximately USD 2 billion, and USD 1.1 billion net of expenses and its capital contribution to Converium. Based on Converium's equity value of approximately USD 1.65 billion as of October 1st, pre-tax capital gains after expenses would exceed USD 200 million.

Rolf Hüppi, CEO and Chairman of Zurich Financial Services, said: "I would like to congratulate Converium for the successful completion of their IPO. As an independent global reinsurer with a strong balance sheet, Converium is a very well-positioned company."

The **Zurich Financial Services Group** (www.zurich.com) is a global leader of integrated financial services providing its customers solutions in the area of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on key markets, i.e. North America, UK, Switzerland, Europe and selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries employing approximately 70,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:
Zurich Financial Services, Media and Public Relation
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

News Release

02 JUN -6 AM 11:32

File No. 82-5089

converium
the next Re generation

Converium announces IPO price of CHF 82 per share and US$ 24.59 per ADS

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland

www.converium.com

Zurich, December 11 2001 – Converium Holding AG ('Converium') today announced the successful completion of the initial public offering of its shares by Zurich Financial Services.

- The Global Offering was priced at CHF 82 per share or US$ 24.59 per American Depositary Share ('ADS') (based on an exchange rate of CHF 1.6673 per US$ 1) and corresponds to 119.2% of book value as of 1 October 2001. Each ADS represents half of one share
- The Global Offering comprised a public offer of 35.0 million shares (excluding the over-allotment option of up to 5.0 million shares) by Zurich Financial Services in the form of shares in Switzerland and shares or ADSs in the US, and to institutional investors elsewhere
- In addition, Zurich Financial Services has granted the Underwriters an over-allotment option of up to 5.0 million shares. If the over-allotment option is exercised in full Zurich Financial Services will no longer hold any shares in Converium
- Trading in Converium shares is expected to commence on the SWX Swiss Exchange (ticker CHRN) and in Converium ADSs on the New York Stock Exchange (ticker CHR) today, 11 December 2001
- UBS Warburg is Global Coordinator of the Global Offering and UBS Warburg and Merrill Lynch are Joint Bookrunners

This announcement does not constitute an offer to sell or the solicitation of an offer to buy shares or ADSs. The Offering of these securities will be made only by means of a prospectus, copies of which can be obtained from UBS Warburg, Equity Syndicate Desk, 677 Washington Boulevard, Stamford, CT, 06912, or from Merrill Lynch, New York, NY.
The contents of this communication which have been prepared by and are the sole responsibility of, Converium Holding AG (the "Company") have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by UBS Warburg Ltd. ("UBS Warburg") and Merrill Lynch International ("Merrill Lynch"). Each of UBS Warburg and Merrill Lynch is acting for the Company and Zurich Financial Services and no-one else in connection with the global offering, and will not be responsible to anyone other than the Company or Zurich Financial Services for providing the protections afforded to their respective clients or for providing advice in relation to the global offering. UBS Warburg can be contacted at 1 Finsbury Avenue, London, EC2M 2PP and Merrill Lynch can be contacted at 2 King Edward Street, London EC1A 1HQ. Stabilisation/FSA.

News Release

converium
the next Re generation

Converium begins trading on the New York Stock Exchange

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland

www.converium.com

NEW YORK, NY, December 11, 2001 – Converium Holding AG ('Converium'), a leading global reinsurer will begin trading on the New York Stock Exchange ('NYSE') and the SWX Swiss Exchange today.

Converium registered shares will trade in Switzerland under the ticker symbol CHRN. Converium American Depositary Shares ('ADSs'), each ADS representing half of one share, will trade on the New York Stock Exchange under the ticker symbol 'CHR'. The Bank of New York will act as the Depositary Bank for Converium ADSs.

"It is a great honor for Converium to be listing on the New York Stock Exchange today," commented Dirk Lohmann, CEO. "This event, alongside our listing on our home market in Zurich, marks the start of Converium's life as a publicly traded company and demonstrates our commitment to the US market as a major customer for our reinsurance products, as the location for many of our shareholders and as home to one third of our employees."

"Converium has established itself as a leader in its service offerings and this listing on the NYSE illustrates its commitment to upholding a global standard of excellence," said NYSE Chairman and CEO Dick Grasso. "We welcome Converium to the roster of world-class names listed on the NYSE, and look forward to a long and productive partnership with the company and its shareholders."

Converium comprises the third party reinsurance activities formerly conducted by Zurich Financial Services. Converium is a leading global reinsurer and is ranked among the ten largest by premiums. It has a globally diversified portfolio and covers all lines and types of reinsurance.

Converium completed its initial public offering of 35.0 million shares (87.5% of the available share capital) on December 10, 2001. In addition, Zurich Financial Services has granted the Underwriters an over-allotment option of up to 5.0 million shares (if the over-allotment option is exercised in full Zurich Financial Services will no longer hold any shares in Converium). Converium shares were priced at CHF 82 per share (US$ 24.59 per ADS). UBS Warburg is Global Coordinator of the Global Offering and UBS Warburg and Merrill Lynch are Joint Bookrunners.

- ENDS -

converium
the next Re generation

Enquiries:

Converium	Corcoran Byrne	(212) 898-5238
Brunswick Group	Jon Coles/Lekha Rao	(212) 333-3810

02 JUN -5 AM 11:32

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference

Date December 11, 2001

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group strengthens its financial and operational management" dated December 10, 2001.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Haberling

Irene Klauer

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group strengthens its financial and operational management

Zurich Financial Services

Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, December 10, 2001 – Following the successful restructuring of its five business divisions, which was announced earlier this year, Zurich Financial Services now strengthens the financial and operational management of the Group with the appointments, effective March 1, 2002, of a Chief Operating Officer - Group Finance and of a Chief Operating Officer - Group Operations and Business Development.

The Board of Directors has appointed James J. Schiro, the CEO of PricewaterhouseCoopers, as Chief Operating Officer - Group Finance. James Schiro will assume responsibility for the management of all finance functions.

Peter Eckert will assume the position of Chief Operating Officer - Group Operations and Business Development. In this function he will be responsible for translating Zurich's Group-wide strategy and business policies into the Group's global operations. With this appointment he will assume day-to-day responsibility for the Group's operational activities.

Constantine Iordanou, Senior Executive Vice President, has decided to accept another senior executive position outside the Zurich Group.

Günther Gose, Chief Financial Officer, has decided to retire in mid 2002. The Board of Directors has appointed Thomas Buess, currently CFO Zurich North America Corporate, to Deputy Chief Financial Officer and member of the Group Management Board. He will succeed Günther Gose as the Group's CFO effective March 1, 2002, and in the interim gradually assume his responsibilities. Thomas Buess will report to the COO Group Finance.

With these appointments, the members of the Group Executive Committee include:

Rolf Hüppi	Chairman & CEO
John Amore	CEO North America Corporate Business Division
Peter Eckert	COO Group Operations and Business Development (effective March 1, 2002) and CEO Continental Europe Business Division
Martin (Marty) D. Feinstein	CEO North America Consumer and Latin America Business Division
Steven M. Gluckstern	CEO Global Asset Business Division
Günther Gose	CFO (retirement effective mid 2002)
Alexander (Sandy) P. Leitch	CEO UKISA and Asia/Pacific Business Division
James J. Schiro	COO Group Finance (effective March 1, 2002)

The **Zurich Financial Services Group** (www.zurich.com) is a global leader of integrated financial services providing its customers solutions in the area of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on key markets, i.e. North America, UK, Switzerland, Europe and selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries employing approximately 70,000 people.

For further information please contact:

Zurich Financial Services, Media and Public Relation

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

or

Zurich North America, Media and PR

Phone +1 (212) 336 47 23, Fax +1 (212) 832 46 18

ZURICH
FINANCIAL SERVICES

Thomas Buess (1957) has been appointed Deputy Chief Financial Officer of the Zurich Financial Services Group, with immediate effect. Thomas Buess joined the Zurich Group in 1994 as Chief Financial Officer and member of Executive Management of Zurich Switzerland. In 1999 he was appointed Executive Vice President and Chief Financial Officer of Zurich U.S. He is to date a member of Senior Management and Chief Financial Officer at Zurich North America Corporate.

Peter Eckert (1945) will assume the position of COO – Group Operations and Business Development. He joined the Zurich Group in 1980 and after several CEO positions in different markets he assumed responsibility for the non-life operations in Switzerland in 1993. He took over responsibility for the entire Zurich operation in the Swiss market in 1996. In November 2000, Peter Eckert was appointed member of the Executive Committee of the Group Management Board (today Group Executive Committee) and, in July 2001, he became Chief Executive Officer of the newly-created Continental Europe Business Division.

James J. Schiro (1946) has been appointed COO Group Finance with effect from March 1, 2002. James Schiro joined Price Waterhouse in 1967, where he held various management positions. In 1995 he became Chairman, Senior Partner and Chief Executive Officer of PriceWaterhouse, and was appointed CEO of PricewaterhouseCoopers in 1998. He is also active in various international organizations, including the Council of the World Economic Forum.